UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 000-30342

JACADA LTD.
(Translation of Registrant’s name into English)

8 Ha’sadna’ot Street
Herzliya Pituach, 46728 Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Annexed hereto and incorporated herein by reference are copies of the following items being furnished by Jacada Ltd. (“Jacada”) in connection with its 2017 annual general meeting of shareholders (the “Meeting”) that will be held at Jacada’s offices, located at 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, on Wednesday, December 27, 2017 at 11:00 a.m., Israel time:

1.	Exhibit 99.1: Cover Letter and Proxy Statement, each dated November 27, 2017, being mailed to the shareholders of Jacada in connection with the Meeting
2.	Exhibit 99.2: Proxy Card being mailed to shareholders of Jacada for use in connection with the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ CAROLINE CRONIN
Name: Caroline Cronin
Title: Chief Financial Officer

Dated: November 27, 2017

Exhibit Index

Exhibit No.	Exhibit Description
99.1
Cover Letter and Proxy Statement, each dated November 27, 2017, being mailed to the shareholders of Jacada in connection with Jacada’s 2017 annual general meeting of shareholders that will be held on Wednesday, December 27, 2017 at 11:00 a.m., Israel time

99.2	Proxy Card being mailed to the shareholders of Jacada for use in connection with Jacada’s 2017 annual general meeting of shareholders